RIO
TINTO

Verónica Vera G.,
General Manager,
Minera Ricardo Resources Inc. S.A.,
Isidora Goyenechea 2925, Of. 301,
Las Condes, Santiago
CHILE

30th January 2004

Dear Verónica,

Letter of Understanding – Ricardo Purchase Option Agreement

This Letter of Understanding (LOU) sets out the terms under which Minera Ricardo Resources Inc. S.A. (Minera Ricardo) grants Rio Tinto Mining and Exploration Limited, Agencia en Chile (Rio Tinto) an exclusive option to acquire a 100% interest in the mineral rights held by it that are shown in Appendix A and listed in Appendix B (the Property).

The parties agree as follows:

1.
Minera Ricardo grants Rio Tinto an exclusive and irrevocable option exercisable at the sole discretion of Rio Tinto to acquire a 100% interest in the Property by the fourth anniversary of this LOU by Rio Tinto completing Work Expenditures totalling US$4 million and by making payments to Minera Ricardo of US$6 million. The right to earn a 100% interest will be referred to in this LOU as the Option.

2.
Together with the exclusive and irrevocable option to acquire a 100% interest in the Property, Minera Ricardo hereby agrees for the period of the Option to lease the Property to Rio Tinto for the purpose of conducting mineral exploration.

3.
Subject to the representations and warranties contained in Clause 10 being correct, Rio Tinto will complete Work Expenditures of US$250,000 within 12 months from the date of this LOU. This expenditure, which is to include 2000m of drilling, is a firm commitment and is referred to as the Initial Commitment. If Rio Tinto does not complete the Initial Commitment of US$250,000 within 12 months from the date of this LOU Rio Tinto will pay Minera Ricardo the difference, between the amount of the actual expenditures and US$250,000. For the avoidance of doubt, Rio Tinto is not obliged to complete the Initial Commitment if the representations and warranties contained in Clause 10 are not correct or fulfilled.

Rio Tinto Mining and Exploration Limited, Sucursal Antofagasta
Liparita 251, Barrio Industrial, Antofagasta
Tel.: 56-55-275625 Fax: 56-55-275630.
REGISTERED OFFICE: 6 St James's Square London SW1Y, 4LD. Registered in England N° 1.305.702

4.	In order to earn a 100% interest in the Property Rio Tinto will incur the following Work Expenditures.

Year	Work Expenditure US$

1	250,000

2	750,000

3	1,000,000

4	2,000,000

Total	4,000,000

If Rio Tinto fails to complete the minimum Work Expenditure in any one year, Rio Tinto may at its election either:

(a)	maintain the Option by paying any shortfall of Work Expenditure to Minera Ricardo within 30 days of the end of the relevant year; or

(b)	withdraw from this LOU with no financial penalty in accordance with the terms of this LOU, provided that it has completed the minimum work expenditure corresponding to the first year.

For the avoidance of doubt if Rio Tinto incurs Work Expenditure in excess of the minimum required in one year, the excess will be credited to the minimum expenditure requirements in the subsequent year. The expenditure obligation for year one of this LOU is the Initial Commitment referred to in Clause 3.

5.
In addition to the Work Expenditures set out in this LOU, Rio Tinto must also make the following payments to Minera Ricardo if it is to maintain and exercise the Option to acquire a 100% interest in the Property:

Due Date	Payment US$

12 months	150,000

24 months	300,000

36 months	550,000

48 months	5,000,000

Total Payments	6,000,000

In addition to the payments set forth above, Rio Tinto shall pay to Minera Ricardo a 1% NSR on any mineral production undertaken by Rio Tinto or its Affiliates on the Property. Rio Tinto will have the option to acquire the first 0.5% of the NSR at

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a price of US$ 5.000.000 million and the remaining 0.5% for the sum of US$ 7.000.000 million.

Option payments as per the above schedule will be due and payable as agreed unless Rio Tinto notifies Ricardo at least 30 days in advance of its intension to terminate the option agreement.

6.	All due dates for expenditures and payments in this LOU will be extended for such time as access to the Property and/or work on it is prevented by any condition of force majeure declared by Rio Tinto.

7.
During the term of the Option, Rio Tinto will be responsible for payment of all mining property maintenance costs, including property taxes ("patentes") landman fees and other related charges in order to maintain the mineral rights in good standing. Routine mining property costs will be reimbursed by Rio Tinto to Minera Ricardo on a monthly basis but annual mining taxes will be payable directly by Rio Tinto upon presentation by Ricardo of the invoiced amounts due by 31 st March of each year. The first annual land taxes payable by Rio Tinto correspond to the period 2004-2005 and are due by 31 st March 2004. All costs related to maintaining the mineral rights in good standing including land taxes will be included in Work Expenditures.

8.
The parties agree that the terms of this LOU are in effect for a minimum of twelve months whereby all commitments will be honoured for this period. After this period Rio Tinto may withdraw from and terminate this LOU at any time upon written notice to Minera Ricardo, subject to having met the Initial Commitment. Such termination will not relieve Rio Tinto of liabilities, whether known or unknown, to Minera Ricardo, to third parties or to governmental authorities which arise from its activities undertaken and obligations under this LOU. Rio Tinto will be required to fund any environmental rehabilitation required as a result of work undertaken after the date of this LOU and up to the date of Rio Tinto's withdrawal. No later than 60 days after its withdrawal Rio Tinto will provide Minera Ricardo with a final report and with copies of all data obtained from the property during its work under its Option. For the avoidance of doubt, Rio Tinto may notify Minera Ricardo of its intention to withdraw from this LOU thirty days prior to the first anniversary of this LOU, thus liberating it from making the first payment due at twelve months.

9.	During the term of the Option, Rio Tinto will:

Be operator of the Property and will design, manage and operate the work programme.

Comply with all applicable laws, rules and regulations and will carry out exploration in a good, workmanlike and efficient manner.

No later than 30 days after the end of each twelve month period after the date of this LOU, provide Minera Ricardo with reports showing in reasonable detail the work performed, the expenditures incurred and the results obtained in the

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preceding twelve month period. In addition Rio Tinto will provide Minera Ricardo with drilling progress reports including full assay and analytical results no later than 60 days following the termination of each drilling campaign. Minera Ricardo is entitled at its own risk and expense to visit the Property at reasonable times and also to view there or at Rio Tinto's offices the data and results from the Property.

Maintain accounts of expenditures in accordance with generally accepted accounting standards, and legislative or regulatory requirements. Such accounts must be available for inspection and/or audit by Minera Ricardo, at its cost, at reasonable times.

10.	Minera Ricardo represents and warrants that, to the best of Minera Ricardo's knowledge:

It is able to give full effect to the exclusive rights granted to Rio Tinto under this LOU.

The mineral rights listed in Appendix B that comprise the Property with the exception of areas A, B & C referred to in Clause 11 and shown in Appendix A are in the full legal control of Minera Ricardo, and free and clear of all liens, encumbrances, royalties, options, leases or any contractual commitments with the exception of rights of way-easement contracts for transit and pipeline construction and maintenance signed by Minera Ricardo with the following three companies:

A) Gasoducto Atacama Compañia Limitada y Otra; June 10, 1997, gas pipeline;

B) Minera El Tesoro; February 3, 2000, water pipeline; and

C) Suministros de Energía Gasred S.A.; January 30, 2003.

It will not breach nor have a conflict with any other agreement or arrangement by entering into or performing the terms of this LOU.

The mineral rights listed in Appendix B that comprise the Property are in good standing at the date of this LOU.

It has delivered or made available to Rio Tinto all material information concerning the Property in its possession or control or in the possession or control of an Affiliate; and

All previous work by it and any of its Affiliates and any parties authorised by it or its Affiliates on the Property has been in accordance with applicable law and sound mining, environmental and business practice.

11.
The parties agree that an area of approximately 90 hectares shown in Appendix A (areas A, B & C) that forms parts of the claims Ricardo 92, Ricardo XVII, Ricardo VIII and Ricardo 110, all of which are currently involved in easement lawsuits in the

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vicinity of the city of Calama, are excluded from the present agreement. In the event that the court rules in favour of Minera Ricardo for part or all of the above named properties, these properties will be incorporated at a later date in the formal agreement referred to in Clause 13.

12.	All payments and royalties referred to in this LOU are gross amounts, will comply with Chilean law and their tax consequences will be sole responsibility of the recipient.

13.
Rio Tinto and Minera Ricardo agree that although this LOU is a binding document and subject to Chilean law, it only sets out the basic terms of the Option. At the earlier of Rio Tinto's election or the end of the first twelve month period, the parties will use their best efforts, in good faith, to ensure that a formal agreement, in compliance with all legal requirements established in article 169 of the Chilean Mining Code, is executed for registration in Chile. If such documentation is not executed and registered by 30 th June 2005 (unless such non execution and registration is the result of Rio Tinto negotiating or operating in bad faith or not making best efforts to achieve such ends) Rio Tinto's work expenditure and payment obligations will be suspended without loss of rights hereunder until such time as the more complete agreements are executed.

In addition, the parties agree to take such acts and to negotiate, prepare, file, notarise and publicly record such documents in Chile as may be necessary at any time to protect the interests of the parties.

14.	This LOU supersedes all prior agreement(s), correspondence, discussion or any other exchanges between the parties in respect of and related to its subject matter.

15.
Any information or data obtained in connection with the performance of this LOU is confidential and neither Minera Ricardo nor Rio Tinto will make public statement concerning this LOU or the activities contemplated in it without the prior consent of the other. Such consent must not be unreasonably withheld. For the avoidance of doubt, withholding such consent will be deemed unreasonable if such disclosure is required by law or by a stock exchange. If a party does not give a definitive written reply to any request for permission to disclose information by the end of the third business day following the day upon which such request is made, consent to such disclosure will be deemed to have been given.

Either party may disclose the terms hereunder and information relating to the Property to bone fide potential purchasers and partners in respect of the Property provided such party is subject to a written agreement of confidentiality approved by Rio Tinto. Either party may disclose the terms of this LOU and information relating to the Property to their Affiliate companies, provided such Affiliates are bound by obligations of confidentiality.

16.	Either party may transfer its interest under this LOU to an Affiliate, provided that such Affiliate;

(a) accepts in writing the terms of this LOU; and

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	(b)	is qualified to do business in Chile to the extent necessary to fulfil all its obligations hereunder.

17.	Subject to a first right of offer to the other party, either party is permitted to transfer its rights and obligations under this LOU to a non-Affiliate.

18.
All notices and other communications to either party shall be in writing and delivered personally or sent by prepaid mail or other means providing for receipt of the communication in written form. Notices sent by ordinary mail shall be effective five days after the date of mailing. Notices sent by certified or registered mail shall be effective on the next business day after the date of actual delivery. Notices sent by e-mail shall be effective on the next business day after the day of transmission provided that the sender has received electronic confirmation of successful transmission. Until a change of address is so given, notices shall be addressed to Minera Ricardo and Rio Tinto, respectively:

Minera Ricardo Resources Inc. S.A.
Isidora Goyenechea 2925, Of. 301
Las Condes, Santiago
Attn: Verónica Vera
Tel: (56) 2 2318176
Fax: (56) 2 2321969

Rio Tinto Mining and Exploration Limited /Agencia en Chile
Liparita 251, Barrio Industrial,
Antofagasta
Attn: George Steele
Tel: (56) 55 275625
Fax: (56) 55 275630

19.	In this LOU and in the subsequent more formal agreement referred to in Clause 13:

(a)
Affiliate means any company controlled by or under common control with a party hereto. In the case of Rio Tinto, this means each of Rio Tinto plc, incorporated in England and Rio Tinto Limited, incorporated in Australia and any other company wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or controls directly or indirectly more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the company.

	(b)	Force majeure means any event beyond the reasonable control of the parties;

(c)
Work Expenditure means all cash, expenses and obligations funded, spent or incurred directly or indirectly by Rio Tinto pursuant to this LOU on exploration, evaluation and development activities on or for the Property. Such expenditures include, but are not limited to, land payments, fees, taxes

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and charges required to keep or secure the Property in good standing; all expenditures for geophysical, geochemical and geological work; all expenditures for surveys, drilling, assays, metallurgical testing, engineering, construction and all other expenditures directly benefiting the Property and the work thereon. Included in Work Expenditure will be a charge for administrative overheads and corporate technical and business support not to exceed 8% of the total Work Expenditures.

20.	This LOU shall be construed and enforced in accordance with, and the rights and duties of the parties shall be governed by, the laws of Chile. Any difficulty or controversy arising among the parties with respect to the application, interpretation, duration, validity or execution hereof or for any other reason shall be submitted to Arbitration pursuant to the current Rules of Arbitration Procedure of the Arbitration and Mediation Centre of Santiago. The parties confer an irrevocable special power of attorney upon the Santiago Chamber of Commerce so that it may, at the written request of any thereof, appoint the arbitrator ex aequo et bono from among the members of the arbitration corps of the Santiago Arbitration and Mediation Centre. There shall be no remedy against the arbitrator's resolutions, which is hereby expressly waived. The arbitrator is especially empowered to resolve any matter relating to his/her competence and/or jurisdiction.

Please signify the agreement of Minera Ricardo to this LOU by counter signature below.

Yours sincerely,

RIO TINTO MINING AND EXPLORATION LTD, Agencia en Chile

By	:

Name	:	George Steele
Title	:	Exploration Manager, Chile

MINERA RICARDO RESOURCES INC. S.A.

By	:

Name	:	Verónica Vera
Title	:	General Manager

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APPENDIX A

Map of the Property

See next page

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APPENDIX B

Mineral Rights comprising the Property

See next page

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